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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]

NYFS09...:\77\53877\0004\1713\FRMN238K.440

RNS Number:4089V
Imperial Tobacco Group PLC
2 May 2002

IMPERIAL TOBACCO GROUP PLC ANNOUNCES ITS INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 MARCH 2002.

INTERIM HIGHLIGHTS

* Record interim profit

* Adjusted earnings up 15%

* UK market share growth to 42.4%

* International - investment driving sustainable growth

* Successful acquisition integration

* Strong Tobaccor performance

* Further productivity gains recorded

* Reemtsma acquisition - completion expected shortly

FINANCIAL HIGHLIGHTS
for the six months ended 30 March 2002

*	Turnover	à3,145m ($4,482m)	Up	14%	(2001: à2,767m)
*	Operating profit	à310m ($442m)	Up	13%	(2001: à274m)
*	UK operating profit	à170m ($242m)	Up	11%	(2001: à153m)
*	International operating profit	à140m ($200m)	Up	16%	(2001: à121m)
*	Pre-tax profit	à261m ($372m)	Up	17%	(2001: à223m)
*	Basic earnings per share	35.4p (50.4c)	Up	13%	(2001: 31.2p)
*	Adjusted earnings per share	37.1p (52.9c)	Up	15%	(2001: 32.3p)
*	Interim dividend per share	12.0p (17.1c)	Up	11%	(2001: 10.8p)

The exchange rate of US $1.425 to the à1, the pound sterling noon buying rate on 29 March 2002, has been used to translate this statement prepared under UK GAAP.

Gareth Davis, Chief Executive, said

"I am pleased to announce another record breaking performance for the six months ended March 2002. The success of our strategy has been reflected in a 15% increase in earnings per share - the result of combining continued organic growth, value creating acquisitions, and further productivity gains.

We continued to grow our leadership of the UK cigarette market to 42.4% and our focus on sustainable international growth has seen positive results through our strategic investment in businesses, markets and brands.

These factors and the imminent acquisition of Reemtsma will provide the Group with significant opportunities to deliver further profitable growth and create long term value for shareholders."

CHAIRMAN'S STATEMENT

Imperial Tobacco has again delivered record interim profits through its disciplined and value-driven approach to developing its business for the benefit of shareholders.

Profit before tax in the half year to 30 March 2002 increased by 17% to à261m, with earnings per share rising by over 13% to 35.4p from 31.2p. Profit before tax, and amortisation of à9m rose by 18% to à270m, equivalent to an increase of 15% in earnings per share. Further excluding the benefit of the Tobaccor acquisition and the distribution of the Marlboro brands in the UK, and before reorganisation costs, earnings per share rose by 10%.

In the light of this performance, your Directors have declared a 11% increase in the interim dividend to 12.0p per share. Only shares that existed before the rights issue are entitled to this dividend and therefore the dividend is unaffected by any rights-related adjustments.

Turnover in the half year to 30 March 2002 was up 14% to à3,145m from à2,767m in 2001 and turnover excluding duty rose by 22% to à797m. Operating profit increased by à36m to à310m.

UK operating profit rose by à17m to à170m in a more stable market, with our brands extending their leading positions in the cigarette and roll your own tobacco sectors. Operating margins were unchanged at 47%.

International operating profit was up 16% to à140m and, before amortisation, was up 17% to à149m reflecting a à21m pre-amortisation contribution from Tobaccor, acquired in March 2001, and further international organic growth of 5%, offset by reorganisation charges of à4m. Headline operating margins fell to 32%, but excluding the lower margin Tobaccor business and reorganisation charges, operating margins were broadly maintained at 38%.

The Group's interest charge of à49m was in line with last year, with reduced interest rates offsetting higher debt levels following the Tobaccor acquisition. After tax charges of à73m, based on an effective rate of 28.1%, profit after tax was à188m, before equity minority interests of à5m.

UK market

Imperial Tobacco continued to increase its share of the UK cigarette market to 42.4% from 39.0% in the first half of 2001. In March 2002 our leadership of the UK cigarette market had further strengthened to 43.1%, through strong performances from Lambert & Butler, the UK's best selling cigarette, and the Richmond brand family. In addition, the Marlboro and Raffles brands, distributed for Philip Morris, achieved a market share of 7.1% in March 2002.

Imperial Tobacco's share of the roll your own tobacco market has also grown further to 65.3% with Golden Virginia growing to 52.1% of market in March 2002, and the Drum family reaching 13.2% market share.

The UK duty paid market continues to show signs of resilience with the cigarette market now estimated at 58 billion cigarettes and roll your own tobacco at 2,900 tonnes. HM Customs & Excise initiatives to combat smuggling appear to be containing the penetration of non-UK duty paid product thereby returning the market to a more orderly state. In his April Budget, the Chancellor repeated last year's policy decision and only increased tobacco duty in line with inflation, equivalent to 6p per 20 cigarettes, which should further stabilise the UK duty paid market.

International operations

Our investment in businesses, markets, brands and infrastructure over recent years, has again driven the development of our international profit.

Cigarette volumes and profit in Western Europe continue to grow, with strong performances from our brands in France, Ireland and Southern Europe, although there was a reduction in volumes in Belux (the main counter effect of a resilient UK market). Our roll your own tobacco brands have also contributed strongly, most significantly in France, Spain and Greece where our market shares have grown, and despite market pressures in The Netherlands. These domestic market performances have been augmented by our strength in the travel retail sector with increased shares in duty free outlets and on the ferries.

In Africa, our focus has been on the successful integration of the recently acquired Tobaccor business which achieved strong sales and profit growth, and we have agreed the terms of the ongoing licence arrangements with two principal licensors. This excellent performance was supplemented by increasing market share in our existing West African business. We continued to make progress in targeted markets in the Middle East, with growth in cigarette volumes in the UAE, Kuwait and Lebanon.

Our Eastern Europe performance includes the ongoing investment in the development of Fusion, a premium lights brand, particularly in Russia and the Ukraine. However, following the rationalisation of distribution arrangements, where customers did not meet our supply criteria, there has been an overall reduction in cigarette volumes in this region.

In Asia Pacific, further progress has been made in Vietnam where volumes continue to grow and our share now stands at around 8%. Our presence in the region has been further enhanced with the acquisition of a controlling interest in the Lao Tobacco Company. Our development strategy was furthered by the recent launch of The Imperial brand in the profitable Taiwanese market. We also concluded our first investment in the Indian sub-Continent through a joint venture in Bangladesh.

In Australasia, our cigarette brands continue to perform well with market share growing to 18.0% in Australia and 17.7% in New Zealand. Our Australian business also benefited from our distribution of Japan Tobacco's cigarette brands and the increase in our roll your own tobacco market share.

Acquisitions

The operations of EFKA, Baelen and Mayfair Vending, which were acquired in the 2001 financial year, have been fully integrated into the Group. Our 75% interest in Tobaccor SA, the second largest cigarette manufacturer and distributor in sub-Saharan Africa, continues to perform ahead of expectations, with a 27% increase in profit on the comparable period prior to our ownership. In the six months to March 2002, Tobaccor generated operating profit of à21m before amortisation of à4m, representing an annualised 11% post tax return on our investment.

The Group announced the acquisition of Reemtsma, the world's fourth largest international cigarette manufacturer, at the beginning of March this year. The total consideration, on a cash and debt free basis, of euro 5.8bn is to be funded by way of a à1bn rights issue, which was successfully completed on 29 April, with the balance funded by bank debt. The Company received shareholder approval at an Extraordinary General Meeting on 8 April 2002 and completion of the acquisition is expected shortly. This acquisition has had no financial impact on the 2002 Imperial Tobacco interim results.

Productivity

Imperial Tobacco remains committed to maintaining a high quality, low cost manufacturing base with underlying productivity improvements recorded in our cigarette and roll your own tobacco businesses of 7% and 6% respectively. Unit costs have further reduced in our cigarette business by 3%.

The restructuring initiatives announced in October 2001 are progressing with the completion of the cigar reorganisation on schedule. The Dublin factory relocation is now expected to be completed next year.

Cash flow

The Group continues to be highly cash generative. However, as in the previous three years, the half year cash flow has been influenced by the return of UK debtors to a more representative level. Debtors at the end of September 2001 were abnormally low; the result of accelerated September trade sales, ahead of the September price increase in the UK, which were settled prior to the year end.

Outlook

Imperial Tobacco has again delivered record interim profits. Continued focus on strong international growth, linked with judicious acquisitions while strengthening our market position in the UK, has proved an effective strategy in the development of the Group to date.

From this sound base, your Directors believe that the integration of Reemtsma will transform the Group, substantially enhancing its scale and growth potential by leveraging the strengthened brand portfolio over a wider geographical spread and thereby creating significant value for shareholders.

DC Bonham
2 May 2002

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, included herein, are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act 1934, as amended. For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco's annual report on Form 20-F for the fiscal year ended 29 September 2001, filed with the Securities and Exchange Commission on 21 December 2001.

INDEPENDENT REVIEW REPORT TO IMPERIAL TOBACCO GROUP PLC

Introduction

We have been instructed by the Company to review the financial information which comprises consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet, summary consolidated cash flow statement, summary of differences between UK and US generally accepted accounting principles and notes to the interim statement. We have read the other information contained in the interim report and considered whether it contains any apparent mis-statements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 March 2002.

PricewaterhouseCoopers
Chartered Accountants
Bristol
2 May 2002

Notes

a) The maintenance and integrity of the Imperial Tobacco Group PLC website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the six months ended 30 March 2002

	6 months ended 30 March 2002 àm	6 months ended 24 March 2001 àm	Year ended 29 Sept 2001 àm
Turnover	3,145	2,767	5,918
Duty in turnover	(2,348)	(2,113)	(4,444)
Costs and overheads less other income	(487)	(380)	(870)
	--------	--------	--------
Operating profit	310	274	604
Net interest	(49)	(51)	(110)
	--------	--------	--------
Profit on ordinary activities before taxation	261	223	494
Taxation	(73)	(62)	(139)
	--------	--------	--------
Profit on ordinary activities after taxation	188	161	355

Equity minority interests	(5)	-	(5)
Profit attributable to shareholders	183	161	350
Dividends	(62)	(56)	(178)
Retained profit for the period	121	105	172
Earnings per ordinary share:			
Basic	35.4p	31.2p	67.7p
Adjusted	37.1p	32.3p	70.6p
Diluted	35.2p	31.0p	67.3p
Dividends per ordinary share:			
Interim	12.0p	10.8p	
Total for 2001			34.5p

The turnover and profit figures above are directly related to continuing operations. There is no difference between the profit as shown above and that calculated on an historical cost basis.

Segmental information (by destination)

	6 months ended 30 March 2002 àm	6 months ended 24 March 2001 àm	Year ended 29 Sept 2001 àm
Turnover			
UK	2,121	1,916	4,053
International	1,024	851	1,865
	3,145	2,767	5,918
Duty in turnover			
UK	1,757	1,589	3,362
International	591	524	1,082
	2,348	2,113	4,444
Operating profit			
UK	170	153	325
International	140	121	279
	310	274	604

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the six months ended 30 March 2002

	6 months ended 30 March 2002 àm	6 months ended 24 March 2001	Year ended 29 Sept 2001

		àm	àm
Profit attributable to shareholders	183	161	350
Exchange movements on retranslation of net investments and related borrowings	(1)	2	4
Taxation credit/(debit) on unhedged borrowings	2	(1)	(2)
Total recognised gains for the period	184	162	352
Prior year adjustment for FRS 19 (see note 6)	-	8	8
Total recognised gains	184	170	360

CONSOLIDATED BALANCE SHEET
at 30 March 2002

	30 March 2002 àm	Restated* for FRS19 24 March 2001 àm	29 Sept 2001 àm
Fixed assets			
Intangible assets	329	195	332
Tangible assets	244	204	242
Investments	10	15	16
	583	414	590
Current assets			
Stocks	513	712	501
Debtors	672	511	438
Investments	141	158	143
Cash	313	306	198
	1,639	1,687	1,280
Creditors: amounts falling due within one year	(1,750)	(1,905)	(1,541)
Net current liabilities	(111)	(218)	(261)
Total assets less current liabilities	472	196	329
Creditors: amounts falling due after more than one year	(1,389)	(1,354)	(1,386)
Provisions for liabilities and charges	(44)	(39)	(44)
Net liabilities	(961)	(1,197)	(1,101)
Capital and reserves			
Called up share capital	52	52	52
Reserves	(1,044)	(1,249)	(1,174)
Equity shareholders' funds	(992)	(1,197)	(1,122)
Equity minority interests	31	-	21

	(961)	(1,197)	(1,101)

*The net impact of the restatement for FRS 19 was to reduce the deferred tax provision by à8m and increase the profit and loss reserve by a corresponding amount.

Reconciliation of movements in shareholders' funds

	30 March 2002 àm	Restated for FRS 19 24 March 2001 àm	29 Sept 2001 àm
Profit attributable to shareholders	183	161	350
Dividends	(62)	(56)	(178)
Retained profit for the period	121	105	172
Goodwill exchange movements	8	(24)	(17)
Other net exchange movements	(1)	2	4
Taxation credit/(debit) on unhedged borrowings	2	(1)	(2)
Net addition to shareholders' funds	130	82	157
Opening shareholders' funds (2001: restated for FRS 19)	(1,122)	(1,279)	(1,279)
Closing shareholders' funds	(992)	(1,197)	(1,122)

SUMMARY CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30 March 2002

	6 months ended 30 March 2002 àm	6 months ended 24 March 2001 àm	Year ended 29 Sept 2001 àm
Net cash inflow from operating activities	106	64	638
Returns on investments and servicing of finance	(36)	(65)	(160)
Taxation	(71)	(64)	(154)
Capital expenditure and financial investment	(18)	(14)	(38)
Acquisitions			
Payments to acquire businesses	(3)	(93)	(275)
Net cash acquired with businesses	-	10	16
Deferred consideration in respect of prior year acquisitions	-	(2)	(2)
Net cash outflow from acquisitions	(3)	(85)	(261)

Equity dividends paid	(122)	(112)	(167)
Net cash outflow before management of liquid resources and financing	(144)	(276)	(142)
Management of liquid resources	3	(8)	8
Financing - increase in borrowings	257	257	2
Increase/(decrease) in cash in the period	116	(27)	(132)

Reconciliation of net cash flow to movement in net debt

	6 months ended 30 March 2002 àm	6 months ended 24 March 2001 àm	Year ended 29 Sept 2001 àm
Increase/(decrease) in cash in the period	116	(27)	(132)
Cash inflow from increase in debt	(257)	(257)	(2)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(3)	8	(8)
Change in net debt resulting from cash flows	(144)	(276)	(142)
Currency and other movements	-	(14)	(5)
Loans acquired with subsidiaries	-	-	(10)
Movement in net debt in the period	(144)	(290)	(157)
Opening net debt	(1,540)	(1,383)	(1,383)
Closing net debt	(1,684)	(1,673)	(1,540)

NOTES TO THE INTERIM STATEMENT

1. Basis of preparation of the accounts

The results for the six months ended 30 March 2002 and 24 March 2001 are unaudited. The figures for the year ended 29 September 2001 are taken from the statutory accounts of Imperial Tobacco Group PLC, which have been delivered to the Registrar of Companies and upon which an unqualified audit report was given. The accounting policies are as stated in the Annual Report and Accounts for the year ended 29 September 2001.

2. Taxation

Excluding the effect of the proposed acquisition of Reemtsma, taxation has been calculated on the basis of an estimated effective tax rate of 28.1% for the full year. This compares with an effective tax rate of 28.0% for the 2001 half year and 28.1% for the year ended 29 September 2001. It is anticipated that the Group's effective tax rate, before goodwill amortisation, may be around 28% on an annualised basis as a result of the acquisition.

3. Earnings per share

	6 months ended 30 March 2002 àm	6 months ended 24 March 2001 àm	Year ended 29 Sept 2001 àm
Earnings per share:			
Basic	35.4p	31.2p	67.7p
Adjustment for amortisation	1.7p	1.1p	2.9p
Adjusted	37.1p	32.3p	70.6p
Diluted	35.2p	31.0p	67.3p
Earnings (àm):			
Basic	183	161	350
Adjustment for amortisation	9	6	15
Adjusted earnings	192	167	365
Weighted average number of shares outstanding during the period:			
Basic	517,490,668	516,543,369	516,886,737
Effect of share options	2,993,109	3,133,198	3,416,963
Diluted	520,483,777	519,676,567	520,303,700

Basic earnings per share are calculated using the weighted average number of ordinary shares outstanding during the period.

Adjusted earnings per share have been calculated using earnings before amortisation of the intangible assets acquired in Australia and New Zealand in September 1999, and the purchase of the EFKA group, the Baelen group, Tobaccor and the Mayfair vending business assets in the year 2001.

Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes.

4. Reconciliation of operating profit to net cash flow from operating activities

	6 months ended 30 March 2002 àm	6 months ended 24 March 2001 àm	Year ended 29 Sept 2001 àm

Operating profit	310	274	604
Depreciation and amortisation	31	21	49
Decrease in provisions for liabilities and charges	-	(4)	(4)
(Increase)/decrease in stocks	(13)	(229)	17
Increase in debtors	(227)	(278)	(162)
Increase in creditors	5	280	134
Working capital cash outflow	(235)	(227)	(11)
Net cash inflow from operating activities	106	64	638

5. Analysis of net debt

	Cash	Current asset investments	Loans due within one year	Loans due after one year	Total
			àm	àm	
	àm	àm			àm
As at 29 September 2001	198	143	(496)	(1,385)	(1,540)
Cash flow	116	(3)	(256)	(1)	(144)
Exchange movements	(1)	1	(12)	12	-
As at 30 March 2002	313	141	(764)	(1,374)	(1,684)

6. Prior year adjustment for FRS 19

The Group policy for deferred taxation was changed during the year ended 29 September 2001 to comply with Financial Reporting Standard No. 19 "Deferred Tax". The effect was to reduce the opening deferred tax liability by à8m and increase the profit and loss reserve by a corresponding amount. The 2001 half year Group balance sheet has been restated accordingly.

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). Such principles differ in certain respects from generally accepted accounting principles in the United States ("US GAAP"). A summary of principal differences and additional disclosures applicable to the Group is set out below.

	Explanation Reference	6 months ended 30 March 2002 àm	6 months ended 24 March 2001 àm	Year ended 29 Sept 2001 àm
Profit attributable to				

shareholders under UK GAAP		183	161	350
US GAAP adjustments:				
Pensions	(i)	8	20	45
Amortisation of goodwill	(ii)	(5)	(8)	(14)
Amortisation of brands/trade marks/licences	(ii)	(3)	(5)	(8)
Deferred taxation	(iii)	7	(21)	(45)
Mark to market adjustments - reversal of derivatives beyond committed debt	(iv)	-	1	1
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	(23)	54	105
Acquisitions inventory step-up	(vii)	-	-	(8)
Employee share schemes	(ix)	(4)	-	-
Net income under US GAAP		163	202	426

	Explanation Reference	6 months ended 30 March 2002 àm	6 months ended 24 March 2001 àm	Year ended 29 Sept 2001 àm
Amounts in accordance with US GAAP:				
Basic net income per ordinary share	(viii)	31.5p	39.1p	82.4p
Diluted net income per ordinary share	(viii)	31.3p	38.9p	81.9p

	Explanation Reference	30 March 2002 àm	Restated for FRS 19 24 March 2001 àm	29 Sept 2001 àm
Equity shareholders' funds under UK GAAP (2001: restated for FRS 19)		(992)	(1,197)	(1,122)
US GAAP adjustments:				
Pensions	(i)	321	298	322
Goodwill, less accumulated amortisation of à56m (2001: à46m)	(ii)	456	534	466
Brands/trade marks/licences, less accumulated amortisation of à27m (2001: à20m)	(ii)	364	329	372
Deferred taxation	(iii)	(244)	(229)	(253)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	82	54	105
Proposed dividend	(v)	62	56	122
ESOT shares	(vi)	(7)	(15)	(13)
Employee share schemes	(ix)	(4)	-	-
Shareholders' funds/(deficit) under US GAAP		38	(170)	(1)

(i) Pensions

Under UK GAAP, in accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognised in the balance sheet.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards No. 87. Under SFAS 87, a pension asset representing the excess of pension fund assets over benefit obligations has been recognised in the balance sheet.

(ii) Intangible assets

Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition.

Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after 27 September 1998 are capitalised and amortised over a period not exceeding 20 years. Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

Under US GAAP, goodwill and identifiable intangible assets are capitalised and amortised over a period not exceeding 40 years.

(iii) Deferred taxation

Under UK GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not.

US GAAP requires deferred taxation to be provided in full using the liability method. In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over a period not exceeding 40 years.

(iv) Derivative financial instruments

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting.

The Group adopted SFAS 133 as amended by SFAS 137 and SFAS 138 on 30 September 2001. SFAS 133 requires the Group to record all derivatives on the balance sheet at fair value. The Group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted.

(v) Proposed dividends

Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current period's earnings. Proposed dividends are provided on the basis of recommendation by the Directors.

Under US GAAP, dividends are recorded in the period in which they are formally declared.

(vi) Shares held by the Employee Share Ownership Trust (ESOT)

Under UK GAAP, shares held by the Trust are recorded at cost and reflected as a fixed asset investment in the Group's balance sheet.

Under US GAAP, these shares are recorded at cost and reflected as a deduction from shareholders' funds.

(vii) Inventory step-up

Under UK GAAP, the fair value of inventory is represented by the acquired companies' current cost of reproducing that inventory. Under US GAAP, the fair value represents the selling price less any further costs to be incurred to sale.

(viii) Net income per ordinary share

Basic net income per ordinary share has been computed using US GAAP net income and weighted average ordinary shares. Diluted net income per ordinary share has been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes. There would be no significant dilution of earnings if outstanding share options were exercised.

(ix) Employee share schemes

Under UK GAAP, the cost of shares purchased by the ESOT in conjunction with an employee share scheme are charged to the profit and loss account according to the book value of the shares at the date of purchase. The cost of employee share schemes not held under the ESOT are charged using the quoted market price of shares at the date of grant. The charge is accrued over the vesting period of the shares in both cases.

Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.

TRANSLATION TO US DOLLARS

SELECTED CONSOLIDATED FINANCIAL INFORMATION
for the six months ended 30 March 2002

CONVENIENCE TRANSLATION

Pounds sterling have been translated into US dollars solely for convenience, at $1.425 to the à1, the pound sterling noon buying rate on 29 March 2002, the last business day prior to 30 March 2002.

Profit and loss account data		6 months ended 30 March 2002 àm	6 months ended 30 March 2002 $m	6 months ended 24 March 2001 àm
Amounts in accordance with UK GAAP:				
Turnover	- UK	2,121	3,023	1,916
	- International	1,024	1,459	851
		3,145	4,482	2,767
Operating profit	- UK	170	242	153
	- International	140	200	121
		310	442	274
Net interest		(49)	(70)	(51)
Profit on ordinary activities before taxation		261	372	223
Taxation		(73)	(104)	(62)
Profit on ordinary activities after taxation		188	268	161
Equity minority interests		(5)	(7)	-
Profit attributable to shareholders		183	261	161
Dividends		(62)	(88)	(56)
Retained profit for the period		121	173	105
Earnings per ordinary share:				
Basic		35.4p	50.4c	31.2p
Adjusted		37.1p	52.9c	32.3p
Diluted		35.2p	50.2c	31.0p
Dividend per ordinary share		12.0p	17.1c	10.8p
Amounts in accordance with US GAAP:				
Net income		163	232	202
Basic net income per ordinary share		31.5p	44.8c	39.1p
Basic net income per ADS		63.0p	89.6c	78.2p

Diluted net income per ordinary share	31.3p	44.6c	38.9p
Diluted net income per ADS	62.6p	89.2c	77.8p

Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

At 30 March 2002

Balance sheet data	30 March 2002 àm	30 March 2002 $m	Restated for FRS 19 24 March 2001 àm
Amounts in accordance with UK GAAP:			
Fixed assets			
Intangible assets	329	469	195
Tangible assets	244	348	204
Investments	10	14	15
	583	831	414
Current assets			
Stocks	513	731	712
Debtors	672	958	511
Investments	141	201	158
Cash	313	446	306
	1,639	2,336	1,687
Creditors: amounts falling due within one year	(1,750)	(2,494)	(1,905)
Net current liabilities	(111)	(158)	(218)
Total assets less current liabilities	472	673	196
Creditors: amounts falling due after more than one year	(1,389)	(1,979)	(1,354)
Provisions for liabilities and charges	(44)	(63)	(39)
Net liabilities	(961)	(1,369)	(1,197)
Capital and reserves			
Called up share capital	52	74	52
Reserves	(1,044)	(1,487)	(1,249)
Equity shareholders' funds	(992)	(1,413)	(1,197)
Equity minority interests	31	44	-
	(961)	(1,369)	(1,197)

FINANCIAL CALENDAR

Ex-dividend date for interim dividend 10 July 2002

Interim dividend record date	12 July 2002
Interim dividend payable	9 August 2002

ENQUIRIES

On 2 May only:-

Brunswick	+44 (0)20 7404 5959

Thereafter:

Imperial Tobacco Group PLC

Alison Cooper, Group Financial Controller	+44 (0)117 963 6636
Liz Buckingham, Group Communications Manager	+44 (0)117 963 6636

END

IR IIFFREVIFIIF
-0- May/02/2002 6:04 GMT

RNS Number:4181V
Imperial Tobacco Group PLC
2 May 2002

Notification of Directors Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329 following completion of the Rights Issue announced by Imperial Tobacco Group PLC on 7 March 2002.

The aggregate Companies Act interest of the Directors, immediately following the completion of the Rights Issue (including interests of persons connected with them (within the meaning of section 346 of the Act) which would, if the connected person were a Director, be required to be disclosed, and the existence of which is known to, or could with reasonable diligence be ascertained by that Director) in the ordinary share capital of the Company which are required to be notified by each Director to the Company pursuant to section 324 or 328 of the Act or are required to be entered in the register referred to in section 325 of the Act are as follows:

	Immediately following Rights Issue	
Director	No. of Ordinary Shares (1)	% of issued share capital
D C Bonham	132,795	0.02
A G L Alexander	135,140	0.02
G Davis	606,260	0.08
R Dyrbus	397,440	0.05
S P Duffy (2)	6,047	<0.01
S Huismans	3,682	<0.01
I J G Napier	1,454	<0.01

(1) This includes, where applicable, interests in Ordinary Shares under the Sharesave Scheme and conditional awards under the Share Matching Scheme and Long Term Incentive Plan. These interests have now been adjusted to reflect the effects of the Rights Issue. In each case the adjustment has been made in accordance with the share scheme rules and accepted by the Company's auditors as fair and reasonable, and where appropriate the Inland Revenue.

(2) In respect of the irrevocable undertaking made by S P Duffy to hold 6,561 ordinary shares immediately following the Rights Issue, due to restrictions under Personal Equity Plan regulations he was unable to take up those rights in full and the holding he achieved was limited to 6,047 ordinary shares, having

exercised all best endeavours.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSATMMTMMIMBMT
-0- May/02/2002 9:44 GMT

RNS Number:4400V
Imperial Tobacco Group PLC
2 May 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Imperial Tobacco Group PLC

2. Name of director

Mr Simon P Duffy

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding by Director in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Henderson Nominees Limited PEP's Account

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

a) General Discretionary PEP - Dividend tax reclaim reinvestment

b) Single Company Discretionary PEP - Dividend tax reclaim reinvestment

7. Number of shares/amount of stock acquired

a) 4, b) 2

8. Percentage of issued class

0.0000008

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10p each

12. Price per share

à10.08

13. Date of transaction

2 May 2002

14. Date company informed

2 May 2002

15. Total holding following this notification

6,053

16. Total percentage holding of issued class following this notification

0.00083

If a director has been granted options by the company please complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

T M Williams, Assistant Company Secretary, 0117 963 6636

25. Name and signature of authorised company official responsible for making this notification

T M Williams, Assistant Company Secretary

Date of Notification 2 May 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSATMITMMIMBFT
-0- May/02/2002 13:48 GMT

RNS Number:5526V
Imperial Tobacco Group PLC
7 May 2002

Imperial Tobacco Group PLC Announces Successful Closure of Eur5,500,000,000 and à250,000,000 Syndicated Credit Facilities

Imperial Tobacco Group PLC (Imperial Tobacco) today announced the successful closure of its Eur5,500,000,000 and à250,000,000 Syndicated Credit Facilities (the Facilities) in support of the proposed acquisition of Reemtsma Cigarettenfabriken GmbH (Reemtsma).

The Facilities were fully underwritten by ABN Amro Bank N.V., BNP Paribas, Deutsche Bank AG London, J.P. Morgan plc (Co-ordinating Bookrunner), Morgan Stanley Senior Funding, Inc. (Bookrunner) and The Royal Bank of Scotland plc (Bookrunner) (together the Mandated Lead Arrangers) and subsequently syndicated to a group of relationship and non-relationship banks, who were requested to make sub-underwriting commitments to the Facilities.

This first stage of syndication raised a substantial oversubscription, obviating the need for further rounds of syndication.

Banks joining the Facilities were as follows:-.

Mandated Lead Arrangers
ABN AMRO Bank N.V.
BNP Paribas
Deutsche Bank AG London
J.P. Morgan plc
Morgan Stanley Senior Funding, Inc.
The Royal Bank of Scotland plc

Lead Arrangers A
Bayerische Landesbank Girozentrale, London Branch
Citibank, N.A.
Commerzbank AG
HSBC Bank plc
Westdeutsche Landesbank Girozentrale

Lead Arrangers B
Banco Bilbao Vizcaya Argentaria SA
Bank of Scotland plc

RNS Imperial Tobacco Gp IMT Credit Facilities
May 7 2002 11:54

Bayerische Hypovereinsbank AG
Caja Madrid
CDC IXIS
ING Bank N.V.
Mizuho Corporate Bank, Ltd.
Scotiabank Europe plc

Arrangers
Allied Irish Banks, p.l.c.
Credit Agricole Indosuez
Credit Lyonnais
Danske Bank
Landesbank Hessen-Thueringen Girozentrale, London Branch
Lloyds TSB Bank plc
Natexis Banques Populaires
Sumitomo Mitsui Banking Corporation

Co-Arrangers
Hamburgische Landesbank Girozentrale
Landesbank Rheinland-Pfalz International S.A.
Landesbank Schleswig-Holstein Girozentrale

The Facilities consist of five tranches:-

364-day revolving credit facility of Eur2,100,000,000

3 year term loan facility of Eur1,400,000,000

5 year revolving credit facility of Eur1,390,000,000

5 year revolving credit facility of Eur610,000,000

à250,000,000 term loan with maturity of 31 July 2002

The margin is 175 b.p. - 70 b.p. and is subject to a pricing grid dependent upon improvements in credit rating and repayment of tranches. Commitment fee is 50 b.p. on the 5 year tranches and 25 b.p. on the others.

Reemtsma is the fourth largest international cigarette manufacturer by volume with well known international strategic brands such as West, Davidoff and R1 in its portfolio, supported by a strong range of regional and local brands.

If you have any questions regarding the above, please contact one of the following:

Liz Buckingham
Group Communications Manager
Imperial Tobacco Group PLC
Tel:+44 117 963 6636

John Jones
Group Treasurer
Imperial Tobacco Group PLC
Tel:+44 117 963 6636

Jon Abando
Vice President
JP Morgan plc
Tel:+44 20 7777 4236

Simon Treacy
Vice President
JP Morgan plc
Tel: +44 20 7777 4849

END

MSCBBGDUGUGGGDR
-0- May/07/2002 10:54 GMT

RNS Number:6285V
Imperial Tobacco Group PLC
8 May 2002

Notification of Directors Interests Pursuant to Companies Act 1985 Section 324 (2) and Section 329.

Imperial Tobacco Group PLC has received notification that following the break up of part of the A G L Alexander Childrens Settlement and F I Alexander Childrens Settlement 1,069 shares and 667 shares respectively were transferred on 3 May 2002 to the sole beneficial interest of Mr Alexander's son, together with the 694 fully paid Rights.

Mr A G L Alexander therefore ceases to have an interest in these shares.

END
RDSAPMTTMMJMBTT
-0- May/08/2002 11:34 GMT

RNS Imperial Tobacco Gp IMT Acquisition
May 15 2002 16:36

RNS Number:9748V
Imperial Tobacco Group PLC
15 May 2002

COMPLETION OF THE ACQUISITION OF REEMTSMA CIGARETTENFABRIKEN GMBH

Imperial Tobacco Group PLC ('Imperial Tobacco') is pleased to announce that, with all conditions precedent having been satisfied, the acquisition of Reemtsma Cigarettenfabriken GmbH ('Reemtsma'), the German based international manufacturer of cigarettes and other tobacco products was duly completed on 15 May 2002.

On May 13 and 14, Gareth Davis gave presentations to senior Imperial Tobacco and Reemtsma executives. He outlined his vision for the enlarged group and launched the integration process including the announcement of the management team reporting directly to him. Gareth Davis will assume overall responsibility for the integration process.

Gareth Davis, Chief Executive, said 'The enlarged group with its balanced geographic spread and comprehensive brand and product portfolio has significant opportunities to deliver profitable growth and increased operational efficiency. I believe the acquisition will create significant value for our shareholders.'

R C Hannaford
Company Secretary
15 May 2002

END

ACQAAMFTMMJBBAT
-0- May/15/2002 15:36 GMT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date June 5, 2002

By

Trevor M Williams
Assistant Company Secretary

NYFS09...:\77\53877\0004\1713\FRMN238K.440